This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, and are not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Preliminary Prospectus Supplement Dated November 1, 2010

Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)

(to prospectus dated October 15, 2010)	Registration No. 333-169954

$109,351,000     % Senior Notes due 2015

Interest payable May 15 and November 15

Issue price:     %

In 2007, we issued $440,000,000 aggregate principal amount of 5.350% senior notes due 2020, referred to in this prospectus supplement as the senior notes, in connection with the issuance of 8,800,000 HiMEDS Units in the form of Corporate HiMEDS Units. In 2009, we issued shares of our common stock and cash to participating holders in exchange for $330,648,900 aggregate stated amount of our Corporate HiMEDS Units. This is a remarketing of $109,351,000 aggregate principal amount of senior notes, which is the total aggregate principal amount of senior notes outstanding, on behalf of the remaining holders of Corporate HiMEDS Units. Upon the closing of the remarketing on November 15, 2010, the senior notes will mature on November 15, 2015 and we will make semi-annual interest payments on the senior notes in arrears on May 15 and November 15 of each year. On and after November 15, 2010, interest on the senior notes will be reset to     % per year, and the first interest payment on the remarketed senior notes will be on May 15, 2011.

The senior notes will rank equally with all of our other unsecured and unsubordinated obligations and senior to any future subordinated obligations. The senior notes will rank junior to the obligations of our subsidiaries. We will remarket the senior notes in denominations of $1,000 and integral multiples of $1,000.

Investing in the senior notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

Per Senior Note	Total

Price to public(1)%	$
Remarketing fee to remarketing agent(2)%	$
Net proceeds to us(3)%	$

(1)	Plus accrued interest from, and including, November 15, 2010, if settlement occurs after that date.

(2)	J.P. Morgan Securities LLC, as the remarketing agent, does not have any obligation to purchase any of the senior notes but will use its reasonable best efforts to remarket the senior notes at a price per senior note that will result in net cash proceeds equal to 100.25% of the remarketing value. The “remarketing value” of a senior note will be equal to the $1,000 principal amount of the senior note.

(3)	Includes amount used to settle purchase contracts on behalf of holders of Corporate HiMEDS Units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the senior notes to investors through the book-entry facilities of The Depository Trust Company, and its participants, including Euroclear and Clearstream, on or about November 15, 2010, which we expect to be the  th business day following the date hereof (this settlement cycle being referred to as “T+  ”). Pursuant Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the third business day before the settlement date will be required, by virtue of the fact that we expect the senior notes initially to settle in T+  , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Sole Remarketing Agent
J.P. Morgan
          , 2010

Prospectus supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the remarketing agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

About this prospectus supplement

This document is in two parts. The first part, which is this prospectus supplement, describes the specific terms of this remarketing. The second part, which is the accompanying prospectus, gives more general information, some of which may not apply to this remarketing. If the description of this remarketing that is contained in this prospectus supplement differs from the description contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. We are remarketing the securities offered by this prospectus supplement, and seeking offers to buy these securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sales of the securities.

References to the “Company”, “we”, “our” and “us” and similar terms mean Avery Dennison Corporation and its subsidiaries, unless the context otherwise requires.

Incorporation of certain documents by reference

The rules of the U.S. Securities and Exchange Commission (the “SEC”) allow us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or replaces that statement. We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), between the date of this prospectus supplement and the termination of the offering of the securities described in this prospectus supplement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended January 2, 2010 (including information specifically incorporated by reference therein from our Proxy Statement on Schedule 14A dated March 19, 2010);

•	our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010;

S-ii

•	our Current Report on Form 8-K filed with the SEC on March 4, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 13, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 27, 2010; and

•	our Current Report on Form 8-K filed with the SEC on May 28, 2010.

You may request a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain certain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would,” or variations thereof and other expressions, which refer to future events and trends, identify forward-looking statements. These forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expected results, performance or achievements of the Company expressed or implied by such forward-looking statements.

Certain risks and uncertainties are discussed in more detail in Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, Part II, Item 2. “Management’s Discussion of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010, and elsewhere in other reports and documents we file with the SEC that are incorporated by reference herein and include, but are not limited to, risks and uncertainties relating to investment in development activities and new production facilities; fluctuations in cost and availability of raw materials; our ability to achieve and sustain targeted cost reductions; our ability to generate sustained productivity improvement; successful integration of acquisitions; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems; successful installation of new or upgraded information

S-iii

technology systems; the financial condition and inventory strategies of customers; customer and supplier concentrations; changes in customer order patterns; loss of significant contract(s) or customer(s); timely development and market acceptance of new products; fluctuations in demand affecting sales to customers; collection of receivables from customers; impact of competitive products and pricing; selling prices; business mix shift; volatility of capital and credit markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and to maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal proceedings; changes in tax laws and regulations; changes in governmental regulations; changes in political conditions; fluctuations in foreign currency exchange rates and other risks associated with foreign operations; worldwide and local economic conditions; impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism and natural disasters; and other factors.

We believe that the most significant risk factors that could affect our financial performance in the near-term include (1) the impact of economic conditions on underlying demand for our products and on the carrying value of our assets; (2) the impact of competitors’ actions, including pricing, expansion in key markets, and product offerings; (3) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume; and (4) the impact of changes in tax laws and regulations throughout the world.

The forward-looking statements included in this prospectus supplement and any accompanying prospectus and the reports and documents that we incorporate by reference herein and therein are made only as of their respective dates, and we assume no duty to update the forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

S-iv

Summary

In this summary, we have highlighted certain information in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that is important to you. To understand the terms of the senior notes, as well as the considerations that are important to you in making your investment decision, you should carefully read this entire prospectus supplement and the accompanying prospectus, including the discussion under “Risk Factors” in this prospectus supplement and Part I, Item IA. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, to determine whether an investment in the senior notes is appropriate for you. You should also read the documents we referred to under “Incorporation of certain documents by reference” in this prospectus supplement and the accompanying prospectus.

Avery Dennison Corporation

We are a recognized industry leader in pressure-sensitive technology and materials, retail branding and information solutions, and organization and identification products for businesses and consumers worldwide. Headquartered in Pasadena, California, we had sales of $5.95 billion for 2009. As of January 2, 2010, we had approximately 31,000 employees in over 60 countries who develop, manufacture and market a wide range of products for both consumer and industrial markets. Our products include: pressure-sensitive labeling materials; graphics imaging media; retail apparel ticketing and branding systems; radio-frequency identification inlays and tags; office products; specialty tapes; and a variety of specialized labels for automotive, industrial and durable goods applications.

Avery Dennison is a Delaware corporation whose principal executive offices are located at 150 North Orange Grove Boulevard, Pasadena, California 91103. Our main telephone number is (626) 304-2000.

Recent developments

Although unaudited consolidated financial statements are not yet available for the three and nine months ended October 2, 2010, the information below summarizes certain of our preliminary statement of operations data and balance sheet data as of and for the three and nine months ended October 2, 2010 and October 3, 2009.

	Three months ended		Nine months ended
	October 2,	October 3,	October 2,	October 3,
(in millions)	2010	2009	2010	2009(1)

Preliminary statement of operations data:
Net sales	$1,640.8	$1,549.3	$4,875.6	$4,430.9
Cost of products sold	1,187.8	1,113.3	3,491.4	3,259.5

Gross profit	453.0	436.0	1,384.2	1,171.4
Marketing general and administrative expenses	346.4	323.1	1,025.4	927.4
Goodwill and indefinite-lived intangible asset impairment charges(2)	–	–	–	832.0
Interest expense	19.1	19.1	57.7	67.0
Other expense, net(3)(4)(5)(6)	10.5	35.5	21.4	162.4

Income (loss) before taxes	77.0	58.3	279.7	(817.4)
Provision for (benefit from) income taxes	12.8	(4.2)	77.0	(20.8)

Net income (loss)	$64.2	$62.5	$202.7	$(796.6)

Preliminary balance sheet data (at period end):
Total assets	$5,213.2	$5,094.6	$5,213.2	$5,094.6
Total short-term debt and current portion of long-term debt	$443.5	$669.4	$443.5	$669.4
Total long-term debt	$1,065.8	$1,115.7	$1,065.8	$1,115.7
Total shareholder’s equity	$1,532.0	$1,300.0	$1,532.0	$1,300.0

(1)	Results for fiscal nine months ended October 3, 2009 reflect a 40-week period.

(2)	Represents non-cash impairment charges for the retail information services reporting unit, of which $820.0 million is related to goodwill and $12.0 million is related to indefinite-lived intangible assets.

(3)	Other expense, net, for the three months ended October 2, 2010 includes $8.1 million of restructuring costs, asset impairment and lease cancellation charges, and $2.4 million of loss from curtailment of a pension obligation.

(4)	Other expense, net, for the three months ended October 3, 2009 includes $33.5 million of restructuring costs, asset impairment and lease cancellation charges, and $2.0 million of legal settlements.

(5)	Other expense, net, for the nine months ended October 2, 2010 includes $15.5 million of restructuring costs, asset impairment and lease cancellation charges, $4.3 million of loss from curtailment and settlement of pension obligations, $1.2 million of loss from debt extinguishment, and $0.9 million of legal settlements, partially offset by $(0.5) million related to a gain on sale of investment.

(6)	Other expense, net, for the nine months ended October 3, 2009 includes $102.2 million of restructuring costs, asset impairment and lease cancellation charges, $39.0 million of legal settlements, and $21.2 million of loss from debt extinguishment.

The preliminary statement of operations data and balance sheet data as of and for the three and nine months ended October 2, 2010 is unaudited and is subject to revision based on the completion of the accounting and financial reporting processes necessary to finalize our financial statements as of and for the three and nine months ended October 2, 2010. We cannot assure you that, upon completion of such accounting and financial reporting processes and finalizing the financial statements for the three and nine months ended October 2, 2010, we will not report results materially different than those set forth above. This information should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results Of Operations” for prior periods contained in the Company’s periodic filings incorporated by reference in this prospectus supplement.

The remarketing

Issuer	Avery Dennison Corporation, a Delaware corporation.

Securities remarketed	$109,351,000 aggregate principal amount of % senior notes due 2015.

Maturity	Upon the closing of the remarketing on November 15, 2010, the senior notes will mature on November 15, 2015.

Interest	On and after November 15, 2010, the senior notes will bear interest at % per year. Interest on the senior notes will be payable semi-annually in arrears on May 15 and November 15 of each year. The first interest payment on the senior notes will be made on May 15, 2011.

Ranking	The senior notes will:

• rank equally in right of payment with all of our other existing and future senior unsecured indebtedness;

• rank senior in right of payment to all of our existing and future subordinated indebtedness;

• be effectively junior to all of our future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• be structurally junior to all future indebtedness and other liabilities of our subsidiaries.

As of July 3, 2010, we had indebtedness of approximately $1,587.2 million, and we had no outstanding secured indebtedness. All of our outstanding indebtedness ranks equally with the senior notes. As of July 3, 2010, our subsidiaries had approximately $325.8 million of indebtedness.

The remarketing	We issued the senior notes in 2007 in connection with our issuance and sale to the public of our Corporate HiMEDS Units. Each Corporate HiMEDS Unit initially consisted of both a purchase contract obligating the holder to purchase from us shares of our common stock and a 1/20, or 5.0%, undivided beneficial interest in $1,000 aggregate principal amount of our 5.350% senior notes due November 15, 2020. Pursuant to the terms of the Corporate HiMEDS Units, the remarketing agent will remarket the senior notes on behalf of current holders of Corporate HiMEDS Units in accordance with a remarketing agreement among us, the remarketing agent and The Bank of New York Mellon Trust Company, N.A., as purchase contract agent and as attorney-in-fact for holders of purchase contracts. See “Remarketing” in this prospectus supplement.

The terms of the remarketing agreement require the remarketing agent to use its reasonable best efforts to remarket the senior notes that are included in Corporate HiMEDS Units at a price per senior note that will result in net cash proceeds equal to 100.25% of the remarketing value. The “remarketing value” of a senior note is equal to the $1,000 principal amount of the senior note. In the remarketing, J.P. Morgan Securities LLC, as the remarketing agent, may, in consultation with us, reset the interest rate on the senior notes to a rate sufficient to cause the then current market value of each remarketed senior note to be equal to 100.25% of the remarketing value.

A failed remarketing	If the remarketing agent fails to remarket the senior notes on or prior to 4:00 p.m., New York City time, on November 9, 2010, any holder of Corporate HiMEDS Units that has not otherwise settled its purchase contracts in cash will be deemed to have directed us to retain the senior notes pledged as collateral in full satisfaction of such holder’s obligations under the related purchase contract, and we will exercise our rights as a secured party with respect to such senior notes and may, subject to applicable law, retain and cancel the senior notes or sell them in one or more public or private sales to satisfy in full such holder’s obligation to purchase the common stock under the related purchase contracts on November 15, 2010.

Use of proceeds	The proceeds from the remarketing of the senior notes are estimated to be approximately $109.6 million. These proceeds will be used as follows:

• a portion equal to 25 basis points (0.25%) of the remarketing value will be deducted and retained by the remarketing agent as a remarketing fee;

• proceeds from the remarketing equal to the remarketing value of senior notes that were part of Corporate HiMEDS Units will be remitted to The Bank of New York Mellon Trust Company, N.A., as collateral agent, for the benefit of the Company, and will be paid to us in settlement of the obligations of Corporate HiMEDS Units to purchase our common stock, which we will issue on November 15, 2010; and

• the remaining proceeds, if any, will be remitted for payment to the holders of Corporate HiMEDS Units.

Material U.S. federal income tax consequences	For a discussion of certain U.S. federal income tax considerations related to the senior notes acquired in the remarketing, see “Material U.S. federal income tax consequences.”

No listing	The senior notes will not be listed on any national securities exchange.

Trustee	The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A.

Risk factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus. See “Risk Factors” in this prospectus supplement, and Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, which is incorporated herein by reference. See also “Forward-Looking Statements.”

Summary selected financial data

The following table presents our summary selected historical consolidated financial data as of the dates and for the periods indicated. The consolidated balance sheet data as of January 2, 2010 and December 27, 2008 and statement of operations data for each of the three fiscal years ended January 2, 2010 are derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The consolidated balance sheet data as of December 29, 2007 are derived from our audited consolidated financial statements not incorporated by reference into this prospectus supplement.

The consolidated balance sheet and statement of income data as of and for the six months ended July 3, 2010 and the six months ended July 4, 2009 are derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement and include, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the information for such periods. The results of the six months ended July 3, 2010 are not necessarily indicative of the results to be expected for the full year.

You should read this information in conjunction with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010, each of which is incorporated by reference into this prospectus supplement. Our historical results of operations are not necessarily indicative of future results of operations.

	Six months ended
	July 3,	July 4,	Fiscal year ended
(in millions, except ratio data)	2010	2009	2009(1)	2008		2007

Statement of operations data:
Net sales	$3,234.8	$2,881.6	$5,952.7	$6,710.4		$6,307.8
Cost of products sold	2,303.6	2,146.2	4,366.2	4,983.4		4,585.4

Gross profit	931.2	735.4	1,586.5	1,727.0		1,722.4
Marketing general and administrative expenses	679.0	604.3	1,268.8	1,304.3		1,182.5
Goodwill and indefinite-lived intangible asset impairment charges(2)	–	832.0	832.0	–		–
Interest expense	38.6	47.9	85.3	115.9		105.2
Other expense, net(3)	10.9	126.9	191.3	36.2		59.4

Income (loss) before taxes	202.7	(875.7)	(790.9)	270.6		375.3
Provision for (benefit from) income taxes	64.2	(16.6)	(44.2)	4.5		71.8

Net income (loss)	$138.5	$(859.1)	$(746.7)	$266.1		$303.5

Balance sheet data (at period end):
Total assets	$5,037.5	$5,043.2	$5,002.8	$6,035.7		$6,244.8
Total short-term debt and current portion of long-term debt	$526.7	$791.6	$535.6	$665.0		$1,110.8
Total long-term debt	$1,060.5	$1,134.9	$1,088.7	$1,544.8		$1,145.0
Total shareholder’s equity	$1,409.4	$1,201.3	$1,362.6	$1,750.0		$1,989.4
Other data:
Ratio of earnings to fixed charges(4)	4.4	–	–	2.7	x	3.6x

(1)	Results for fiscal year 2009 reflect a 53-week period.

(2)	Represents non-cash impairment charges for the retail information services reporting unit, of which $820 million is related to goodwill and $12 million is related to indefinite-lived intangible assets.

(3)	Fiscal year 2009 includes pretax charges of $191.3 million for restructuring costs, asset impairment and lease cancellation charges and other items. 2008 includes net pretax charges of $36.2 million for restructuring costs, asset impairment and lease cancellation charges and other items. 2007 includes net pretax charges of $59.4 million for asset impairment charges, restructuring costs, lease cancellation charges and other items.

(4)	The ratio of earnings to fixed charges were calculated by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest. For fiscal year 2009, earnings were insufficient to cover fixed charges by $791.8 million, and for the six months ended July 4, 2009, earnings were insufficient to cover fixed charges by $875.8 million.

Risk factors

An investment in the senior notes is subject to risk. Before you decide to invest in the senior notes, you should consider the risk factors below as well as the risk factors discussed in Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, as well as well as Part II, Item 2. “Management’s Discussion of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010, each of which is incorporated by reference herein.

The senior notes will be subject to prior claims of any of our secured creditors, and your right to receive payments on the notes will be structurally subordinated to our subsidiaries’ existing and future liabilities.

The senior notes are senior unsecured obligations. Holders of our secured indebtedness will have claims that are prior to your claims as holders of the senior notes, to the extent of the assets securing such indebtedness. The indenture governing the senior notes permits us and our subsidiaries to incur additional secured indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our pledged assets would be available to satisfy obligations of our secured indebtedness before any payment could be made on the senior notes. To the extent that such assets cannot satisfy in full our secured indebtedness, the holders of such indebtedness would have a claim for any shortfall that would rank equally in right of payment with the senior notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the senior notes. As a result, holders of the senior notes may receive less, ratably, than holders of our secured indebtedness.

In addition, we currently conduct a substantial portion of our operations through our subsidiaries, and our subsidiaries have significant liabilities. We may, and in some cases have plans to, conduct additional operations through our subsidiaries in the future and, accordingly, the obligations of our subsidiaries may increase. Our cash flow and our ability to service our debt, including the senior notes, therefore partially depends upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the senior notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds to meet our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the senior notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred stockholders, if any. The senior notes do not restrict the ability of our subsidiaries to incur additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

As of July 3, 2010, we had indebtedness of approximately $1,587.2 million, and we had no outstanding secured indebtedness. As of July 3, 2010, our subsidiaries had approximately $325.8 million of indebtedness.

The limited covenants applicable to the senior notes may not provide protection against some events or developments that may affect our ability to repay the senior notes or the trading prices for the senior notes.

The indenture governing the senior notes, among other things, does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the senior notes in the event that we experience significant adverse changes in our results of operations or financial condition;

•	limit our ability to incur indebtedness that is equal in right of payment to the senior notes;

•	limit our subsidiaries’ ability to incur indebtedness, which would rank senior to the senior notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the senior notes.

For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the senior notes. In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our debt credit rating generally, and the ratings on the senior notes, which could adversely impact the trading prices for, or the liquidity of, the senior notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

An active trading market may not develop for the senior notes.

Prior to this remarketing, there has not been a market for the senior notes. Additionally, we do not intend to apply for listing of the senior notes on any securities exchange. The remarketing agent has advised us that it presently intends to make a market in the senior notes as permitted by applicable law. However, the remarketing agent is not obligated to make a market in the senior notes and may cease its market-making activities at any time at its discretion without notice. In addition, the liquidity of the trading market in the senior notes, and the market prices quoted for the senior notes, may be adversely affected by changes in the overall market for securities and by changes in the financial performance or our prospects and/or companies in our industry generally. As a result, we cannot assure you that an active trading market will develop or be maintained for the senior notes, as to the liquidity of any markets that do develop or as to your ability to sell any senior notes you may own or the prices at which you may be able to sell your senior notes.

The U.S. federal income tax treatment of the senior notes is not entirely clear.

The U.S. federal income tax treatment of the senior notes is not entirely clear under current law. We have treated and will continue to treat the senior notes as indebtedness for U.S. federal income tax purposes and the payments of stated interest on the senior notes as taxable to U.S. holders as ordinary interest income when it is received or accrued in accordance with the holder’s method of accounting for U.S. federal income tax purposes. You are deemed to agree to such treatment by your purchase of a senior note in the remarketing. You should consult your tax advisor as to the U.S. federal, state, local, and other tax consequences to you of an investment in the senior notes. For additional tax-related risks, see “Certain U.S. federal income tax considerations” in this prospectus supplement.

Use of proceeds

We estimate that the total proceeds from the remarketing of senior notes will be approximately $109.6 million. These proceeds will be used as follows:

•	a portion equal to 25 basis points (0.25%) of the remarketing value (i.e., the $1,000 principal amount per senior note) will be deducted and retained by the remarketing agent as a remarketing fee;

•	proceeds from the remarketing equal to the remarketing value of senior notes that were part of Corporate HiMEDS Units immediately prior to the remarketing will be remitted to The Bank of New York Mellon Trust Company, N.A., as collateral agent, for the benefit of the Company, and will be paid to us in settlement of the obligations of the holders of Corporate HiMEDS Units to purchase our common stock which we will issue on November 15, 2010; and

•	the remaining proceeds, if any, will be remitted to The Bank of New York Mellon Trust Company, N.A., for payment to the holders of Corporate HiMEDS Units.

Capitalization

The following table sets forth, as of July 3, 2010, our cash and cash equivalents and our consolidated capitalization (1) on an actual basis and (2) on an as adjusted basis to give effect to this remarketing.

You should read the table together with the information set forth under “Summary—Summary selected financial data” in this prospectus supplement and the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, and our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010, each of which is incorporated by reference in this prospectus supplement.

July 3, 2010
(dollars in millions)	Actual	As adjusted

Cash and cash equivalents	$148.9	$148.2	(1)

Long-term debt(2):
Medium-term notes	50.0	50.0
4.875% Senior notes due 2013	250.0	250.0
6.625% Senior notes due 2017	249.2	249.2
7.875% Senior notes due 2020(3)	109.4	–
% Senior notes due 2015	–	109.4
5.375% Senior notes due 2020	249.8	249.8
6.0% Senior notes due 2033	150.0	150.0
Other long-term borrowings	2.1	2.1

Total long-term debt	1,060.5	1,060.5

Shareholders’ equity	1,409.4	1,409.4

Total capitalization	2,469.9	2,469.2

(1)	Reflects the payment of transaction costs of this remarketing.

(2)	As of July 3, 2010, we had no borrowings outstanding under our $1.0 billion revolving credit agreement.

(3)	The interest rate includes 5.350% payable in respect of the senior notes due November 15, 2020 subject to this remarketing and quarterly contract adjustment payments at a rate of 2.525% per year under the purchase contract component of our Corporate HiMEDS Units, which will be settled on November 15, 2010.

Description of the senior notes

General

The senior notes to be remarketed were issued under an indenture dated as of November 20, 2007 between us and The Bank of New York Mellon Trust Company, N.A., as indenture trustee, as amended and supplemented by the first supplemental indenture, dated November 20, 2007, and the third supplemental indenture, dated November   , 2010 (as so amended and supplemented, the “indenture”). The indenture has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part. The following description is qualified in its entirety by reference to the provisions of the indenture. You should read the indenture carefully to fully understand the terms of the senior notes. You can obtain copies of the indenture by following the directions described under the caption “Where You Can Find More Information” in the accompanying prospectus. In this section of this prospectus supplement, references to “we,” “our,” “us” and the “Company” are to Avery Dennison Corporation and not its subsidiaries.

We initially issued the senior notes in 2007 in connection with our issuance of Corporate HiMEDS Units. Each Corporate HiMEDS Unit is comprised of (1) a purchase contract under which the holder agrees to purchase shares of our common stock from us on November 15, 2010 and (2) a 1/20, or 5.0%, undivided beneficial interest in $1,000 aggregate principal amount of our 5.350% senior notes due November 15, 2020. This prospectus supplement relates to the remarketing of the senior notes on behalf of holders of Corporate HiMEDS Unit who have not elected not to participate in the remarketing.

The aggregate principal amount of the senior notes is $109,351,000. Upon the closing of the remarketing on November 15, 2010, the entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest, on November 15, 2015. The senior notes are not redeemable by us before their stated maturity. In addition, the senior notes are not subject to a sinking fund provision.

Interest

On and after November 15, 2010, each senior note will bear interest initially at the rate of% per year. Interest payments on the senior notes will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2011. Semi-annual interest payments will include interest accrued from and including the immediately preceding semi-annual interest payment date or, in the case of the first semi-annual interest payment date following the reset effective date, from and including the reset effective date.

The amount of interest payable on the senior notes for any period will be computed:

•	for any full semi-annual period, on the basis of a 360-day year of twelve 30-day months and

•	for any period other than a full semi-annual period, on the basis of the actual number of days elapsed and a 360-day year.

In the event that any date on which interest is payable on the senior notes is not a business day, then payment of the interest payable on such date will be made on the next day that is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, then such payment will be made on the preceding business day.

Failed remarketing

If the remarketing agent fails to remarket the senior notes on or prior to 4:00 p.m., New York City time, on November 9, 2010, any holder of Corporate HiMEDS Units that has not otherwise settled its purchase contracts in cash will be deemed to have directed us to retain the senior notes pledged as collateral in full satisfaction of such holder’s obligations under the related purchase contract, and we will exercise our rights as a secured party with respect to such senior notes and may, subject to applicable law, retain and cancel the senior notes or sell them in one or more public or private sales to satisfy in full such holder’s obligation to purchase the common stock under the related purchase contracts on November 15, 2010.

Ranking

The senior notes are senior unsecured obligations of the Company and will, at all times, rank pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the Company.

The senior notes will be effectively subordinated to the secured indebtedness of the Company to the extent of the assets securing such debt. In addition, the senior notes will be structurally subordinated to all existing and future unsecured and unsubordinated indebtedness and other liabilities (including trade payables) of the operating subsidiaries of the Company.

The indenture permits us and our subsidiaries to incur additional secured indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our pledged assets would be available to satisfy obligations of our secured indebtedness before any payment could be made on the senior notes. To the extent that such assets cannot satisfy in full our secured indebtedness, the holders of such indebtedness would have a claim for any shortfall that would rank equally in right of payment with the senior notes. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the senior notes. As a result, holders of the senior notes may receive less, ratably, than holders of our secured indebtedness.

In addition, we currently conduct a substantial portion of our operations through our subsidiaries, and our subsidiaries have significant liabilities. We may, and in some cases have plans to, conduct additional operations through our subsidiaries in the future and, accordingly, the obligations of our subsidiaries will increase. Our cash flow and our ability to service our debt, including the senior notes, therefore partially depends upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the senior notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds to meet our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the senior notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred stockholders, if any. The indenture does not restrict the ability of our subsidiaries to incur additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

Further issues

We may, from time to time, without notice to or consent of the holders of the senior notes, create and issue additional notes ranking equally and ratably with the senior notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes or except, in some cases, for the first payment of interest following the issue date of such additional notes). Any such additional notes may be consolidated and form a single series with the senior notes and will have the same terms as to status, redemption or otherwise as the senior notes.

Change of control offer

If a Change of Control Triggering Event occurs, we will be required to make an offer (a “Change of Control Offer”) to each holder of the senior notes to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder’s senior notes on the terms set forth in the senior notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of senior notes repurchased, plus accrued and unpaid interest, if any, on the senior notes repurchased to, but not including, the repurchase date (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the senior notes describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the repurchase date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date on which such notice is mailed (a “Change of Control Payment Date”).

The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring prior to or on the applicable Change of Control Payment Date specified in the notice.

On each Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all senior notes or portions of senior notes properly tendered pursuant to the applicable Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all senior notes or portions of senior notes properly tendered pursuant to the applicable Change of Control Offer; and

•	deliver or cause to be delivered to the trustee the senior notes properly accepted together with an officer’s certificate stating the aggregate principal amount of senior notes or portions of senior notes being repurchased.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and the third party repurchases all senior notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any senior notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the senior notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the senior notes by virtue of any such conflict.

For purposes of the Change of Control Offer provisions of the senior notes, the following definitions will be applicable:

“Change of Control” means the occurrence of any of the following:

•	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and our Subsidiaries’ assets, taken as a whole, to any person, other than us or one of our Subsidiaries;

•	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; or

•	the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (a) we become a direct or indirect wholly-owned Subsidiary of a holding company and (b)(1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Company’s Board of Directors who:

•	was a member of such Board of Directors on the date the senior notes were issued; or

•	was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent Investment Grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating Agencies” means (a) each of Moody’s and S&P; and (b) if either Moody’s or S&P ceases to rate the senior notes or fails to make a rating of the senior notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us (as certified by a resolution of the Company’s Board of Directors) as a replacement agency for Moody’s or S&P, or each of them, as the case may be.

“Rating Event” means the rating on the senior notes is lowered by each of the Rating Agencies and the senior notes are rated below Investment Grade by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the senior notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of:

•	the occurrence of a Change of Control and

•	public notice of the occurrence of a Change of Control or our intention to effect a Change of Control;

provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at the Company’s or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such holder’s notes as a result of a sale, transfer, conveyance of other disposition of less than all of our and our Subsidiaries’ assets, taken as a whole, to any person or group or persons may be uncertain.

Covenants

We will not be restricted by the indenture from incurring unsecured indebtedness or other obligations. We will also not be restricted by the indenture from paying dividends or making distributions on our capital stock, or purchasing or redeeming our capital stock unless there is a payment default. The indenture also will not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

Restriction on secured debt

The Company will not, nor will it permit any of its Subsidiaries to, incur, issue, assume or guarantee any Debt secured by a Lien on any of its or any Subsidiary’s Principal Property, or on any share of capital stock or Debt of any Subsidiary, unless the Company secures or causes such Subsidiary to secure the senior notes equally and ratably with (or, at the Company’s option, prior to) such secured Debt, for so long as such secured Debt is so secured; provided, however, that the foregoing restrictions will not apply to Debt secured by the following:

(1) any Lien existing on the date of this prospectus supplement;

(2) Liens on property of, or on any shares of capital stock of or Debt of, any Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary or otherwise becomes a Subsidiary;

(3) Liens in the Company’s favor or in favor of any Subsidiary;

(4) Liens in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute;

(5) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary;

(6) any Lien securing indebtedness incurred to finance the purchase price or cost of construction of property (or additions, substantial repairs, alterations or substantial improvements thereto), provided that such Lien and the indebtedness secured thereby are incurred within twelve months of the later of acquisition or completion of construction (or addition, repair, alteration or improvement) and full operation thereof;

(7) Liens securing industrial revenue bonds, pollution control bonds or similar types of bonds;

(8) mechanics and similar Liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith;

(9) Liens arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or exercise of any privilege, franchise or license;

(10) Liens for taxes, assessments or governmental charges or levies which are not then delinquent or, if delinquent, are being contested in good faith;

(11) Liens put on any property in contemplation of its disposition, provided the Company has a binding agreement to sell at the time the Lien is imposed and the Company disposes of the property within one year after the creation of the Liens and that any indebtedness secured by the Liens is without recourse to the Company or any of its Subsidiaries;

(12) Liens (including judgment liens) arising from legal proceedings being contested in good faith (and, in the case of judgment liens, execution thereof is stayed); and

(13) any extension, renewal or replacement of any Liens referred to in the foregoing clauses (1) through (12) inclusive or any Debt secured thereby, provided that such extension, renewal or replacement will be limited to all or part of the same property, shares of capital stock or Debt that secured the Lien extended, renewed or replaced.

Notwithstanding the foregoing, the Company and its Subsidiaries may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the restrictions described above, provided that the aggregate amount of all such secured Debt, together with all the Company and its Subsidiaries’ Attributable Debt with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in “—Restriction on Sale and Leaseback Transactions”), may not exceed 15% of Consolidated Net Tangible Assets.

Restriction on sale and leaseback transactions

The Company will not, nor will it permit any of its Subsidiaries to, enter into any sale and leaseback transaction involving any Principal Property, provided, however, the Company or any of its Subsidiaries may enter into a sale and leaseback transaction if any of the following occurs:

(1) the lease is for a period, including renewal rights, of not in excess of three years;

(2) the sale or transfer of the Principal Property is made within a specified period after its acquisition or construction;

(3) the lease secures or relates to industrial revenue bonds, pollution control bonds or other similar types of bonds;

(4) the transaction is between the Company and a Subsidiary or between Subsidiaries;

(5) the Company or a Subsidiary, within 120 days after the Company or a Subsidiary makes a sale or transfer, applies an amount equal to the greater of the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined in any manner approved by the Company’s Board of Directors) to:

(A) the retirement of the notes or the Company’s other Funded Debt ranking on a parity with or senior to the notes, or the retirement of the securities or other Funded Debt of a Subsidiary; provided, however, that the amount to be applied to the retirement of the Company’s Funded Debt or a Subsidiary’s Funded Debt shall be reduced by (x) the principal amount of any notes (or other notes or debentures constituting such Funded Debt) delivered within such 120-day period to the trustee for retirement and cancellation and (y) the principal amount of such Funded Debt, other than items referred to in the preceding clause (x), voluntarily retired by the Company or a Subsidiary within 120 days after such sale; and provided further, that notwithstanding the foregoing, no retirement referred to in this subclause (A) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision, or

(B) the purchase of other property which will constitute a Principal Property having a fair market value, in the Company’s determination, at least equal to the fair market value of the Principal Property leased in such sale and leaseback transaction; or

(6) after giving effect to the transaction, the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt secured by Liens on Principal Properties, or on shares of capital stock or Debt of Subsidiaries (with the exception of secured Debt which is excluded as described in “—Restriction on secured debt”), would not exceed 15% of Consolidated Net Tangible Assets.

Restriction on the payment of dividends and other payments

The Company will not declare or pay any dividends or make any distributions on its capital stock (except in shares of, or warrants or rights to subscribe for or purchase shares of, its capital stock), nor may the Company or any Subsidiary make any payment to retire or acquire shares of such stock, at a time when a payment default described in clauses (1) or (2) of “—Events of Default” has occurred and is continuing.

Certain definitions

The terms set forth below are defined in the indenture as follows:

“Attributable Debt” means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining primary term thereof, discounted from the respective due dates to such date at the actual percentage rate inherent in such arrangement as the Company has determined in good faith. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board Resolution” means a copy of a resolution or resolutions certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all liabilities, other than deferred income taxes and Funded Debt, and (ii) goodwill, trade names, trademarks, patents, organizational expenses and other like intangibles owned by the Company as well as the Company’s consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

“Debt” means debt issued, assumed or guaranteed by the Company or a Subsidiary for money borrowed.

“Funded Debt” means (i) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Debt at the amount so capitalized).

“GAAP” means, with respect to any computation required or permitted under the indenture, generally accepted accounting principles in effect in the United States of America which are applicable at the date of such computation and which are consistently applies for all applicable periods.

“Lien” means any lien, mortgage or pledge.

“Person” means an individual, a corporation, a limited liability company, a partnership, a joint-stock company, a trust, an unincorporated organization or a government or an agency or political subdivision thereof.

“Principal Property” means any real property the Company or any Subsidiaries own or hereafter acquire (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets other than (i) any property which in the Company’s determination is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety or (ii) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Subsidiary” means, when used with respect to any Person, any corporation or other entity of which a majority of (a) the voting power of the voting equity securities or (b) in the case of a partnership of any other entity other than a corporation, the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Merger, consolidation or sale of assets

The Company shall not consolidate with or merge with or into any other Person or convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:

(1) either the Company shall be the continuing entity or the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, lease or transfer all or substantially all of the assets of the Company shall be an entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and shall expressly assume the Company’s obligations under the indenture and the performance of every covenant and condition of the indenture on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture; and

(3) the Company has delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this covenant and that all conditions precedent provided for in the indenture relating to such transaction have been complied with.

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of all or substantially all of the properties and assets of the Company in accordance with this covenant, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under the indenture and the notes.

Events of default

It shall be an event of default under the senior notes if:

(1) we fail to pay interest on the senior notes for 30 calendar days after payment was due;

(2) we fail to pay principal on the senior notes when due (whether at maturity, by declaration of acceleration or otherwise);

(3) we default in the performance of, or breach, any other covenant in the indenture governing the senior notes and this default or breach continues for 90 calendar days (or 120 days in the case of certain reports to be provided by us) after written notice is given to us by the trustee or the holders of at least 25% in principal amount of the outstanding aggregate principal amount of the senior notes;

(4) the Company fails to pay at maturity or the acceleration of any of its or its Subsidiaries’ indebtedness, other than non-recourse indebtedness, at any one time in an amount in excess of $50 million, if the indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice to the Company by the trustee or the holders of at least 25% in principal amount of the outstanding notes; or

(5) in certain events of our bankruptcy, insolvency or reorganization.

If any one or more of the above-described Events of Default shall happen (other than an Event of Default specified in paragraph (5) above), then, and in each and every such case, during the continuance of any such Event of Default, the trustee or the holders of 25% or more in principal amount of the senior notes then outstanding may (and upon the written request of the holders of a majority in principal amount of the senior notes than outstanding, the trustee shall) declare the principal of and all accrued but unpaid interest on all the senior notes then outstanding, if not then due and payable, to be due and payable, and upon any such declaration the same shall become and be immediately due and payable, anything in the indenture or in the senior notes contained to the contrary notwithstanding. If an Event of Default specified in paragraph (5) above occurs, then the principal of and all accrued but unpaid interest on all the senior notes then outstanding will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. Upon payment of such amounts, all obligations of the Company in respect of the payment of principal of and interest on the senior notes shall terminate.

If at any time after the principal of all the senior notes shall have been so declared to be due and payable, and before a judgment or decree for payment of the money due has been obtained by the trustee provided in the indenture:

(1) the Company has paid or deposited with the trustee a sum sufficient to pay:

(A) all amounts owing the trustee and any predecessor trustee under the indenture;

(B) all arrears of interest, if any, upon the senior notes (with interest, to the extent that interest thereon shall be legally enforceable, on any overdue installment of interest at the rate borne by the senior notes);

(C) the principal of and premium, if any, on the senior notes that have become due otherwise than by such declaration of acceleration and interest thereon; and

(D) all other sums payable under the indenture (except the principal of the senior notes which would not be due and payable were it not for such declaration); and

(2) every other default and Event of Default under the indenture shall have been resolved so that the conditions that caused such default or Event of Default are no longer outstanding or have otherwise been remedied to the reasonable satisfaction of the trustee or of the holders of a majority in principal amount of the senior notes then outstanding, or provision deemed by the trustee or by such holders to be adequate therefor shall have been made, then and in every such case the holders of a majority in principal amount of the senior notes then outstanding may, by written notice to the Company and the trustee, on behalf of the holders of all the senior notes, waive the Event of Default by reason of which the principal of the senior notes shall have been so declared to be due and payable and may rescind and annul such declaration and its consequences; provided, however, that no such waiver, rescission or annulment shall extend to or affect any subsequent default or Event of Default or impair any right consequent thereon.

Modification of indenture

Changes not requiring approval of holders of the senior notes

The Company (when authorized by a Board Resolution) and the trustee, at any time and from time to time, may enter into one or more supplemental indentures, in form satisfactory to the trustee, for any one or more of or all the following purposes:

(1) to add to the covenants and agreements of the Company to be observed thereafter and during the period, if any, in such supplemental indenture or indentures expressed, and to add Events of Default, in each case for the protection or benefit of the holders of the senior notes, or to surrender any right or power herein conferred upon the Company;

(2) to add to or change any of the provisions of the indenture to change or eliminate any restrictions on the payment of principal of or premium, if any, on the senior notes; provided that any such action shall not adversely affect the interests of the holders of the senior notes in any material respect, or to permit or facilitate the issue of the senior notes in uncertificated form;

(3) to change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there are no outstanding debt securities of any series created prior to the execution of such supplemental indenture that are entitled to the benefit of such provision and as to which such supplemental indenture would apply;

(4) to evidence the succession of another corporation to the Company, or successive successions, and the assumption by such successor of the covenants and obligations of the Company contained in the senior notes and in the indenture or any supplemental indenture;

(5) to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the senior notes and to add to or change any of the provisions of the indenture as shall be necessary for or facilitate the administration of the trusts hereunder by more than one trustee;

(6) to secure the senior notes;

(7) to cure any ambiguity or to correct or supplement any provision contained herein or in any indenture supplemental hereto which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture;

(8) to comply with the requirements of the Trust Indenture Act or the rules and regulations of the SEC thereunder in order to effect or maintain the qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise;

(9) to add guarantors or co-obligors with respect to the senior notes;

(10) to make any change in the senior notes that does not adversely affect in any material respect the interests of the holders of the senior notes; provided that no such change shall be deemed to adversely effect the holders of the senior notes if such change is made to conform the terms of the senior notes to the terms described in the prospectus supplement;

(11) to prohibit the authentication and delivery of additional series of senior notes; or

(12) to establish the form and terms of the senior notes as permitted in the indenture or to authorize the issuance of additional debt securities previously authorized or to add to the conditions, limitations or restrictions on the authorized amount, terms or purposes of issue, authentication or delivery of the senior notes, as set forth in the indenture, or other conditions, limitations or restrictions thereafter to be observed.

Changes requiring approval of holders of the senior notes

With the consent of the holders of a majority in aggregate principal amount of the senior notes outstanding, the Company (when authorized by a Board Resolution) and the trustee may, from time to time and at any time, enter into an indenture or supplemental indenture for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the indenture or of modifying in any manner the rights of the holders of the senior notes; provided, however, that no such supplemental indenture shall, without the consent of the holder of each senior notes affected thereby,

(1) extend the stated maturity of the principal of, or any installment of interest on, the senior notes, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or extend the stated maturity of, or change the currency in which the principal of, premium, if any, or interest on the senior notes are denominated or payable, or reduce the amount of the original issue discount, if any, that would be due and payable upon acceleration of the senior notes, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); or

(2) reduce the percentage in principal amount of the outstanding senior notes, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences provided for in the indenture; or

(3) modify any of the provisions of the indenture relating to supplemental indentures and waivers of certain covenants and past defaults, except to increase any of the respective percentages referred to therein or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each senior notes affected thereby; or

(4) modify, without the written consent of the trustee, the rights, duties or immunities of the trustee.

It will not be necessary for any act of holders under the preceding paragraph to approve the particular form of any proposed supplemental indenture, but it will be sufficient if such act will approve the substance thereof.

Effect of supplemental indenture

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture with respect to the senior notes or which modifies the rights of the holders of the senior notes with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of holders of other series of debt securities. Similarly, a supplemental indenture which changes or eliminates any covenant or other provision of the indenture with respect to debt securities of any other series or which modifies the rights of the holders of debt securities of any other series with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of holders of the senior notes.

No defeasance

The senior notes are not subject to defeasance.

Agreement by purchasers of certain tax treatment

Each senior note provides that, by acceptance of the senior note or a beneficial interest therein, you intend to treat the senior note as indebtedness of the Company for all tax purposes.

Book-entry and settlement

The senior notes will be issued in the form of one or more fully registered global securities in a minimum denomination of $1,000 or integral multiples of $1,000 in excess thereof that will be deposited with The Depository Trust Company, or DTC, in New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued in the name of Cede & Co., DTC’s nominee, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased senior notes. The participant will then keep a record of its clients who purchased the senior notes. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own senior notes held by DTC only through a participant.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of senior notes represented by one or more global securities under the DTC system must be made by or through direct participants, which will receive a credit for the senior notes on DTC’s records. The ownership interest of each beneficial owner of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the senior notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in senior notes, except in the event that use of the book-entry system for the senior notes is discontinued.

To facilitate subsequent transfers, all senior notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of senior notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the senior notes;

DTC’s records reflect only the identity of the direct participants to whose accounts such senior notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the senior notes. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the senior notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Distributions on the senior notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or the paying agent on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each participant and not of DTC, the paying agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

A beneficial owner must give notice to elect to have its senior notes purchased or tendered, through its participant, to the paying agent, and will effect delivery of the senior notes by causing the direct participant to transfer the participant’s interest in the senior notes, on DTC’s records, to the paying agent.

The requirement for physical delivery of the senior notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the senior notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered securities to the paying agent’s DTC account.

DTC may discontinue providing its services as securities depository with respect to the senior notes at any time by giving reasonable notice to us or the paying agent. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but the Company takes no responsibility for its accuracy.

Same-day settlement and payment

The senior notes will trade in the same-day funds settlement system of DTC until maturity or until the Company issues the senior notes in certificated form. DTC will therefore require secondary market trading activity in the senior notes to settle in immediately available funds. The Company can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the senior notes.

Euroclear and Clearstream, Luxembourg

If the depositary for a global security is DTC, you may hold interests in the global senior notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), in each case, as a participant in DTC.

Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the senior notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. The Company has no control over those systems or their participants, and the Company takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the senior notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Governing Law

The indenture and the senior notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The trustee has provided various services to us in the past and may do so in the future in the ordinary course of its regular business.

Material U.S. federal income tax consequences

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the senior notes acquired by you in the remarketing, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the senior notes. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	holders subject to the alternative minimum tax;

•	dealers in securities or currencies;

•	traders in securities;

•	partnerships, S corporations or other pass-through entities;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	tax-exempt organizations;

•	persons holding the senior notes as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; and

•	persons deemed to sell the senior notes under the constructive sale provisions of the Code.

In addition, this discussion is limited to persons purchasing the senior notes in the remarketing at the remarketing issue price. Moreover, the effects of other U.S. federal tax laws (such as estate and gift tax laws) and any applicable state, local or foreign tax laws are not discussed. The discussion deals only with senior notes held as “capital assets” within the meaning of Section 1221 of the Code.

If a partnership or other entity taxable as a partnership holds the senior notes, the tax treatment of the partners in the partnership will generally depend on the status of the particular partner in question and the activities of the partnership. Such partners should consult their tax advisors as to the specific tax consequences to them of holding the senior notes indirectly through ownership of their partnership interests.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SENIOR

NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the senior notes. As used herein, “U.S. Holder” means a beneficial owner of the senior notes that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of the Code can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996 and it has validly elected to continue to be treated as a United States person.

Classification of the senior notes

We have treated and will continue to treat and a U.S. holder, by its purchase of a senior note in the remarketing, is deemed to agree to treat, the senior notes as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the senior notes are so treated.

Payments of interest

We have treated the payments of stated interest on the senior notes as taxable to U.S. Holders as ordinary interest income at the time such payments are received or accrued, in accordance with such U.S. Holders’ method of tax accounting for U.S. federal income tax purposes. We intend to continue treating payments of interest in this manner, and the remainder of this discussion assumes that this treatment is respected for U.S. federal income tax purposes. However, the treatment of the senior notes under current law is not entirely clear. For example, it is possible that the senior notes could be subject to the Treasury regulations governing contingent payment debt instruments. If the IRS successfully argued that these regulations should apply to the senior notes, it could affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder with respect to a senior note. U.S. Holders should consult their tax advisors regarding the treatment of the senior notes.

Amortizable bond premium

We anticipate the remarketing price of the senior notes will be in excess of their stated redemption price at maturity. A U.S. Holders who purchases a senior note for an amount in excess of the stated redemption price at maturity will be considered to have purchased the senior note with “amortizable bond premium” in an amount equal to the excess. Generally, a

U.S. Holder may elect to amortize the premium as an offset to interest, using a constant yield method similar to that described above, over the remaining term of the note. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. A U.S. Holder that elects to amortize bond premium must reduce the holder’s tax basis in the senior note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Election of constant yield method

U.S. Holders may elect to include in gross income all interest that accrues on a note, including any stated and unstated interest, as adjusted by amortizable bond premium, by using a constant yield prescribed in the Code and applicable Treasury Regulations. This election for a senior note with amortizable bond premium will result in a deemed election to amortize bond premium for all taxable debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. A U.S. Holder’s tax basis in a senior note will be increased by each accrual of income (taking into account any amortizable bond premium), and decreased by any payment on the senior note (including a payment of stated interest), under the constant yield election described in this paragraph.

Sale or other taxable disposition of senior notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a senior note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the senior note. Subject to the discussion above under the heading “—U.S. Holders—Election of Constant Yield Method,” a U.S. Holder’s adjusted tax basis in a senior note generally will be equal to the amount that the U.S. Holder paid for the senior note, decreased by any amortizable bond premium in respect of the senior note which has been taken into account and payment on the senior note other than a payment of interest. Any gain or loss will generally be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the senior note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a reduced rate. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives principal and interest payments on the senior notes held or upon the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement of the senior notes). Certain holders are generally not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to timely furnish such holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	in the case of interest payments, other than certain amounts attributable to accrued interest on sales of senior notes between interest payment dates, is notified by the IRS that such holder has failed properly to report payments of interest or dividends; or

•	in the case of interest payments, other than certain amounts attributable to accrued interest on sales of senior notes between interest payment dates, fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that such holder is subject to backup withholding.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a “non-U.S. Holder” of the senior notes. A “non-U.S. Holder” is a beneficial owner of the senior notes that is an individual, corporation, estate or trust that is not a U.S. Holder. Special rules may apply to non-U.S. Holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, U.S. expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the United States. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to such non-U.S. Holders, and such non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments of interest

Interest paid on a senior note to a non-U.S. Holder that is not effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business generally will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership and is not a bank that received the senior note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-U.S. Holder certifies in a statement provided to us or the paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the

Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the non-U.S. Holder certifies to us or the paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. Holder, has received from the non-U.S. Holder a statement, made under penalties of perjury, that such holder is not a United States person and provides us or the paying agent with a copy of such statement or (3) the non-U.S. Holder holds its senior note directly through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-U.S. Holder’s country of residence. To claim such a reduction or exemption, a non-U.S. Holder must generally complete IRS Form W-8BEN and claim this exemption on the form. A non-U.S. Holder generally will also be exempt from withholding tax on interest if such interest is effectively connected with such holder’s conduct of a U.S. trade or business and, if an income tax treaty applies, is attributable to a U.S. “permanent establishment” (as discussed below under “—United States Trade or Business”) and the holder provides us with an IRS Form W-8ECI.

Sale or other taxable disposition of senior notes

A non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other taxable disposition of a senior note if the gain is not effectively connected with a U.S. trade or business of the non-U.S. Holder and, if an income tax treaty applies, is not attributable to a United States “permanent establishment.” However, a non-U.S. Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain. Any amounts received in respect of accrued and unpaid interest will generally be treated as described above under “—Payments of Interest.”

United States trade or business

If interest paid on a senior note or gain from a disposition of a senior note is effectively connected with a non-U.S. Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the non-U.S. Holder maintains a U.S. “permanent establishment” to which the interest or gain is attributable), the non-U.S. Holder generally will be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if the non-U.S. Holder were a U.S. Holder. If interest income received with respect to a note is effectively connected with a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. “permanent establishment”), the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A corporate non-U.S. Holder of a senior note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Information reporting and backup withholding

A non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments that we make to the non-U.S. Holder, provided that we do not have actual knowledge or reason to know that such holder is a “United States person” within the meaning of the Code and the holder has given us the statement described above under “—Payments of Interest.” In addition, a non-U.S. Holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related brokers, if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to the non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to the non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

Backup withholding is not an additional tax, and a non-U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability or may claim a refund provided that the required information is furnished to the IRS in a timely manner.

Remarketing

Under the terms and conditions contained in the remarketing agreement, dated September 27, 2010, we have agreed that J.P. Morgan Securities LLC, as the remarketing agent, will use its reasonable best efforts to remarket the senior notes at a price per senior note that will result in net cash proceeds equal to 100.25% of the remarketing value. The “remarketing value” of a senior note will be equal to the $1,000 principal amount of the senior note. In connection with the remarketing, J.P. Morgan Securities LLC. will attempt to reset the rate of interest payable on the senior notes. The reset rate will be the fixed rate sufficient to cause the then current market value of each senior note to equal 100.25% of the remarketing value.

The remarketing agent will deduct as a remarketing fee from the proceeds of the remarketing an amount not exceeding 25 basis points (0.25%) of the remarketing value of the senior notes that were part of Corporate HiMEDS Units. After deducting the remarketing fee, proceeds from the remarketing equal to the remarketing value of senior notes that were part of Corporate HiMEDS Units will be paid in direct settlement of the obligations of the holders of Corporate HiMEDS Units to purchase our common stock. The remarketing agent will remit the remaining portion of the proceeds, if any, to the holders of separate senior notes and Corporate HiMEDS Units.

J.P. Morgan Securities LLC does not have any obligation to purchase any of the senior notes. The remarketing agreement provides that the remarketing is subject to customary conditions precedent, including the delivery of legal opinions.

The senior notes have no established trading market. The remarketing agent has advised us that it intends to make a market in the senior notes, but it has no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the senior notes.

In order to facilitate the remarketing of the senior notes, the remarketing agent may engage in transactions that stabilize, maintain or otherwise affect the price of the senior notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the senior notes. In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of these purchases. We and the remarketing agent make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the senior notes. In addition, we and the remarketing agent make no representation that the remarketing agent will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We have agreed to indemnify the remarketing agent against certain liabilities, including liabilities under the Securities Act of 1933, arising out of or in connection with its duties under the remarketing agreement, or contribute to payments that the remarketing agent may be required to make in respect of any such liabilities.

The remarketing agent and/or its affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business for which it has received or will receive customary fees and reimbursement of expenses. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, serves as a lender under our existing revolving credit agreement.

We expect that delivery of the senior notes will be made against payment therefor on or about November 15, 2010, which we expect to be the  th business day following the date hereof (this settlement cycle being referred to as “T+  ”). Pursuant Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the third business day before the settlement date will be required, by virtue of the fact that we expect the senior notes initially to settle in T+  , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Legal matters

Latham & Watkins LLP, Los Angeles, California will pass on certain legal matters for us with respect to the remarketing of the senior notes. Simpson Thacher & Bartlett LLP, New York, New York will pass on certain legal matters for the remarketing agent.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended January 2, 2010 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

AVERY DENNISON CORPORATION

Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Warrants
Purchase Contracts
Units

We may offer and sell the securities in any combination from time to time in one or more offerings. The debt securities, preferred stock, warrants, purchase contracts and units may be convertible into or exercisable or exchangeable for our common stock, our preferred stock or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol “AVY.”

Investing in our securities involves risks.  See “Risk Factors” on page 4 of this prospectus and any similar section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2010.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units from time to time and in one or more offerings. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “we,” “our” and “us” in this prospectus, we mean Avery Dennison Corporation and its subsidiaries, unless the context otherwise requires or as otherwise expressly stated. When we refer to “you” or “yours,” we mean the holders of the applicable series of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.averydennison.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC.

•	our Annual Report on Form 10-K for the fiscal year ended January 2, 2010 (including information specifically incorporated by reference therein from our Proxy Statement on Schedule 14A dated March 19, 2010);

•	our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010;

•	our Current Report on Form 8-K filed with the SEC on March 4, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 13, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 27, 2010;

•	our Current Report on Form 8-K filed with the SEC on May 28, 2010.

•	our Form 8-A filed with the SEC on December 15, 1994 (File No. 001-07685), including any amendments or supplements thereto; and

•	our Form 8-A filed with the SEC on November 14, 2007 including any amendments or supplements thereto.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain certain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would,” or variations thereof and other expressions, which refer to future events and trends, identify forward-looking statements. These forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expected results, performance or achievements of the Company expressed or implied by such forward-looking statements.

Certain risks and uncertainties are discussed in more detail in Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010 and elsewhere in other reports and documents we file with the SEC that are incorporated by reference herein and include, but are not limited to, risks and uncertainties relating to investment in development activities and new production facilities; fluctuations in cost and availability of raw materials; our ability to achieve and sustain targeted cost reductions; our ability to generate sustained productivity improvement; successful integration of acquisitions; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems; successful installation of new or upgraded information technology systems; the financial condition and inventory strategies of customers; customer and supplier concentrations; changes in customer order patterns; loss of significant contract(s) or customer(s); timely development and market acceptance of new products; fluctuations in demand affecting sales to customers; collection of receivables from customers; impact of competitive products and pricing; selling prices; business mix shift; volatility of capital and credit markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and to maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal proceedings; changes in tax laws and regulations; changes in governmental regulations; changes in political conditions; fluctuations in foreign currency exchange rates and other risks associated with foreign operations; worldwide and local economic conditions; impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism and natural disasters; and other factors.

We believe that the most significant risk factors that could affect our financial performance in the near-term include (1) the impact of economic conditions on underlying demand for our products and on the carrying value of our assets; (2) the impact of competitors’ actions, including pricing, expansion in key markets, and product offerings; (3) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume; and (4) the impact of changes in tax laws and regulations throughout the world.

The forward-looking statements included in this prospectus and any accompanying prospectus supplement and the reports and documents that we incorporate by reference herein and therein are made only as of their respective dates, and we assume no duty to update the forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

AVERY DENNISON CORPORATION

We are a recognized industry leader in pressure-sensitive technology and materials, retail branding and information solutions, and organization and identification products for businesses and consumers worldwide. Headquartered in Pasadena, California, we had sales of $5.95 billion for 2009. As of January 2, 2010, we had approximately 31,000 employees in over 60 countries who develop, manufacture and market a wide range of products for both consumer and industrial markets. Our products include: pressure-sensitive labeling materials; graphics imaging media; retail apparel ticketing and branding systems; radio-frequency identification inlays and tags; office products; specialty tapes; and a variety of specialized labels for automotive, industrial and durable goods applications.

Avery Dennison is a Delaware corporation. Our principal executive offices are located at 150 North Orange Grove Boulevard, Pasadena, California 91103. Our main telephone number is (626) 304-2000.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks and uncertainties. You should carefully consider the risk factors incorporated herein by reference to our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q, along with the other information contained in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement, before acquiring any of our securities. If one or more of the events discussed in these risk factors were to occur, our business, financial condition, results of operations or liquidity, as well as the value of an investment in our securities, could be materially adversely affected.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges are as follows for the periods indicated:

	Six Months
	Ended
	July 3,	Fiscal Year
	2010	2009(2)	2008	2007(3)	2006	2005

Ratio of earnings to fixed charges(1)	4.4	–	2.7	3.6	6.0	5.1

(1) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2) For the year ended January 2, 2010, our earnings were insufficient to cover fixed charges by $792 million. This deficiency primarily resulted from non-cash goodwill and other indefinite-lived intangible asset impairment charges of $832 million, a loss on extinguishment of debt of approximately $21 million, and legal settlement costs of $41 million recorded during 2009.

(3) 2007 included results for Paxar Corporation from June 15, 2007 (acquisition date) to December 29, 2007, as well as the incremental interest expense related to our increased borrowings to fund the acquisition.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We may invest funds not required immediately for those purposes in short-term investment grade securities.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	common stock;

•	preferred stock;

•	depositary shares;

•	debt securities;

•	warrants to purchase debt securities, common stock, preferred stock or depositary shares;

•	purchase contracts to purchase common stock, preferred stock or depositary shares; and

•	units.

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to the offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

DESCRIPTION OF
COMMON STOCK AND PREFERRED STOCK

The following description of our common stock and preferred stock is only a summary and is qualified in its entirety by reference to our certificate of incorporation and bylaws. Therefore, you should read carefully our Restated Certificate of Incorporation, as amended, or the Restated Certificate, and our bylaws, as amended and restated, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

This prospectus describes certain general terms of our capital stock. For a more detailed description of these securities, we refer you to the applicable provisions of Delaware law and our Restated Certificate. When we offer to sell a particular series of our preferred stock, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of our preferred stock, you must refer to both the prospectus supplement relating to that series and the description of our preferred stock set forth in this prospectus.

Pursuant to our Restated Certificate, our authorized capital stock consists of 400,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2010, we had 109,417,343 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Subject to any preferential rights that our board of directors may grant in connection with the future issuance of preferred stock, each holder of common stock is entitled to one vote per share on all matters voted upon by the stockholders. Each holder of common stock is entitled to receive ratably any dividends declared on the common stock by the board of directors from funds legally available for distribution. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share ratably in all of our remaining assets. The common stock has no subscription, redemption, conversion or preemptive rights. All shares of common stock are fully paid and nonassessable.

Delaware General Corporation Law Section 203

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which restricts certain business combinations between us and an “interested stockholder” (in general, a stockholder owning 15% or more of our outstanding voting stock) or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” The restrictions do not apply if:

•	prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

•	on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Preferred Stock

Under the Restated Certificate, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more series. Prior to the issuance of shares of each series, the board of directors is required by the DGCL and the Restated Certificate to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

•	the number of shares constituting each series;

•	voting rights;

•	rights and terms of redemption (including sinking fund provisions);

•	dividend rights and rates;

•	conversion rights;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or that holders might believe to be in their best interests.

We will set forth in a prospectus supplement relating to the series of preferred stock being offered the specific terms of each series of our preferred stock.

Preferred Share Purchase Rights

On October 23, 1997, our board of directors adopted a Rights Agreement (Rights Plan) and declared a dividend distribution of one preferred share purchase right (a Right) on each outstanding share of our common stock. The Rights expired on October 31, 2007. The company has not yet redesignated the Series A Junior Participating preferred stock underlying the Rights.

Registrar and Transfer Agent

Computershare Trust Company, N.A., is the registrar and transfer agent for our common stock.

VALIDITY OF THE SECURITIES

Latham & Watkins LLP, Los Angeles, California, will pass upon the validity of the securities offered hereby for us.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended January 2, 2010 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.